goodMatch Inc. (dba Grapevine)

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-40,453.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -40,453.37**
FINANCING ACTIVITIES	
Loans from Shareholder	43,100.43
Investor Equity	140,000.00
Net cash provided by financing activities	**$183,100.43**
NET CASH INCREASE FOR PERIOD	**$142,647.06**
CASH AT END OF PERIOD	**$142,647.06**